SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                  Cenveo, Inc.
             (Exact Name of Registrant as Specified in its Charter)


                   Colorado                                 84-1250533
(STATE OF INCORPORATION OR ORGANIZATION)                  (IRS EMPLOYER
                                                       IDENTIFICATION NUMBER)

 8310 S. Valley Highway #400 Englewood, CO                     80112
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                   (ZIP CODE)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                NAME OF EACH EXCHANGE ON WHICH
 TITLE OF EACH CLASS TO BE SO REGISTERED        EACH CLASS IS TO BE REGISTERED

   Preferred Share Purchase Rights                   New York Stock Exchange
--------------------------------------        ----------------------------------



     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [ ]

                SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER
                        TO WHICH THIS FORM RELATES: N/A


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None
                              ---------------------
                              (Title of Each Class)

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

          On April 17, 2005, the Board of Directors of Cenveo, Inc. (the "Company"), a Colorado corporation, declared a dividend (the "Dividend") of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, as set forth in the Rights Agreement, dated as of April 20, 2005, between the Company and Computershare Trust Company, Inc., as the Rights Agent (the "Rights Agreement"). The Dividend is payable on April 28, 2005 to the shareholders of record on that date. The Rights will expire on April 28, 2015

          The Board of Directors has authorized the adoption of a Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights impose a significant penalty upon any person or group which acquires beneficial ownership of 15% or more of the Company's outstanding common stock without the prior approval of the Board of Directors. The Rights Agreement provides an exemption for any person who is, as of April 18, 2005, the beneficial owner of 15% or more of the Company's outstanding common stock, so long as such Person does not, subject to certain exceptions, acquire additional common stock of the Company after April 18, 2005. The Company, its Subsidiaries, employee benefit plans of the Company or any of its Subsidiaries, and any entity holding common stock for or pursuant to the terms of any such plan will also be excepted. The Rights Agreement will not interfere with any merger or other business combination approved by the Board of Directors.

          The following summary description of the terms of the Rights Agreement. This description is only a summary and is qualified by and should be read together with the full text of the Rights Agreement which is attached hereto as exhibit 4.1 and incorporated herein by reference.

THE RIGHTS. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights will be evidenced only by certificates that represent shares of common stock, and not by separate certificates. New Rights will accompany any new shares of common stock the Company issues after April 28, 2005 until the earlier of the Distribution Date described below or the redemption or the expiration of the Rights.

EXERCISE PRICE. Each Right will allow its holder to purchase from the Company one one-ten-thousandth of a share of Series A Junior Participating Preferred Stock (a "Preferred Share") for $25, once the Rights become exercisable. Each one-ten-thousandth of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

EXERCISABILITY. The Rights will not be exercisable until:

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Company's outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by the Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

          Until the date the date when the Rights become exercisable, referred to as the "Distribution Date", the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

          The Board of Directors may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.
---------------------------------------------------------------

o FLIP IN. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $25, purchase shares of the Company's common stock with a market value of $50, based on the market price of the common stock prior to such acquisition.

o FLIP OVER. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $25, purchase shares of the acquiring corporation with a market value of $50, based on the market price of the acquiring corporation's stock prior to such merger.

Preferred Share Provisions.
---------------------------

Each one one-ten-thousandth of a Preferred Share, if issued:

o    will not be redeemable.

o will entitle holders to quarterly dividend payments of $.0001 per each one one-ten-thousandth of a Preferred Share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o    will have the same voting power as one share of common stock.

o if shares of the Company's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-ten-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

EXPIRATION. The Rights will expire on April 28, 2015.

REDEMPTION. The Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Company's common stock.

EXCHANGE. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board of Directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

ANTI-DILUTION PROVISIONS. The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

AMENDMENTS. The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. However, the Board of Directors may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the Company's outstanding common stock. In addition, the Board of Directors may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the agreement in a way that adversely affects holders of the Rights.

ITEM 2. EXHIBITS.

        4.1 Rights Agreement, dated as of April 20, 2005, between Cenveo, Inc. and Computershare Trust Company, Inc. (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2005).

                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 22, 2005
                                  Cenveo, Inc.


                                  By: /s/ Michel P. Salbaing
                                      ----------------------
                                          Michel P. Salbaing
                                          Sr. Vice President and CFO

                                  EXHIBIT LIST

        4.1 Rights Agreement, dated as of April 20, 2005, between Cenveo, Inc. and Computershare Trust Company, Inc. (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2005).